UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

LANDRY’S RESTAURANTS, INC.

(Names of Applicant)

1510 West Loop South, Houston, TX 77027

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
9.50% Senior Notes due 2014	$400,000,000

Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification

Name and Address of Agent for Service:	With a copy to:

Tilman J. Fertitta Landry’s Restaurants, Inc. President & CEO 1510 West Loop South Houston, Texas 77027 (713) 850-1010	Arthur S. Berner, Esq. Haynes and Boone LLP 1221 McKinney Street, Suite 2100 Houston, Texas 77010 (713) 547-2526 (713) 236-5652 (facsimile)

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the SEC, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicant.

GENERAL

1. GENERAL INFORMATION.

(a) Form of organization:

Applicant	Form of Organization
Landry’s Restaurants, Inc.	corporation
(the “Company”)

(b) State or other sovereign power under which organized:

The Company is organized under the laws of the State of Delaware.

2. SECURITIES ACT EXEMPTION APPLICABLE.

On or promptly after the effective date of this Application for Qualification on Form T-3 (the “Application”), the Company intends to exchange (the “Exchange”) up to $400,000,000 in aggregate principal amount of its 9.50% Senior Notes due 2014 (the “Notes”) for the Company’s outstanding 7.50% Senior Notes due 2014 (the “Old Notes”). If the Exchange is completed, the Notes will be issued under and governed by the indenture (the “Indenture”) to be qualified under this Application. For more detailed information regarding the Indenture, please see Item 8 of this Application.

As the Notes are to be exchanged by the Company with existing noteholders exclusively and solely for Old Notes, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for payments by the Company of the fees and expenses of its legal advisors and U.S. Bank National Association, the trustee under the Indenture (the “Trustee”). No holder of Old Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange.

AFFILIATIONS

3. AFFILIATES.

For purposes of this Application only, the directors and executive officers of the Company named in response to Item 4 hereof and the principal owners of the Company’s voting securities named in response to Item 5 hereof may be deemed to be affiliates of the Company.

MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS.

(a) The following table lists the names and offices held by all directors and executive officers of the Company as of the date of this application. The mailing address for each of the individuals listed in the following tables is 1510 West Loop South, Houston, TX 77027.

Name	Title
Tilman J. Fertitta	President, Chief Executive Officer and Director

Steven L. Scheinthal	Executive Vice President and General Counsel, Secretary and Director

Kenneth Brimmer	Director

Michael S. Chadwick	Director

Michael Richmond	Director

Joe Max Taylor	Director

Richard (“Rick”) H. Liem	Executive Vice President and Chief Financial Officer

Jeffrey L. Cantwell	Senior Vice President of Development

K. Kelly Roberts	Chief Administration Officer – Hospitality and Gaming Division

5. PRINCIPAL OWNERS OF VOTING SECURITIES.

(a) The following tables set forth, as of August 31, 2007, certain information regarding each person that owns 10 percent or more of the Company’s voting securities as of the date of this application:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tilman J. Fertitta (1) 1510 West Loop South Houston, Texas 77027	Common Stock	6,631,481	34.6%

Dimensional Fund Advisors Inc. (2) 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	Common Stock	2,009,140	11.0%

Deutsche Bank AG (3) 60 Wall Street New York, NY 10005	Common Stock	1,920,696	10.5%

(1)	Includes 900,000 shares subject to options owned by Mr. Fertitta that are immediately exercisable or will become exercisable within 60 days and 775,000 shares of restricted stock, 500,000 shares of which vest ten years from the effective date of grant and 275,000 shares of which vest seven years from the effective date of grant.

(2)	The information set forth herein has been compiled from filings made with the SEC on Schedule 13G filed on February 9, 2007.
(3)	The information set forth herein has been compiled from filings made with the SEC on Schedule 13G filed on February 1, 2007 and a Form 4 filed on August 22, 2007.

6. UNDERWRITERS.

(a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Company that are currently outstanding except as follows.

Name and Address of Underwriter	Class of Securities Underwritten
Wachovia Capital Markets, LLC One Wachovia Center 301 South College Street Charlotte, North Carolina 28288	7.50% Senior Notes due 2014

Banc of America Securities LLC c/o Wachovia Capital Markets, LLC One Wachovia Center 301 South College Street Charlotte, North Carolina 28288	7.50% Senior Notes due 2014

Scotia Capital (USA) Inc. c/o Wachovia Capital Markets, LLC One Wachovia Center 301 South College Street Charlotte, North Carolina 28288	7.50% Senior Notes due 2014

Deutsche Bank Securities Inc. c/o Wachovia Capital Markets, LLC One Wachovia Center 301 South College Street Charlotte, North Carolina 28288	7.50% Senior Notes due 2014

BB&T Capital Markets, a division of Scott and Stringfellow, Inc. c/o Wachovia Capital Markets, LLC One Wachovia Center 301 South College Street Charlotte, North Carolina 28288	7.50% Senior Notes due 2014

(b) No person will act as principal underwriter of the Notes governed by the Indenture.

CAPITAL SECURITIES

7. CAPITALIZATION.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Company outstanding on August 31, 2007.

Company Name	Title of Class	Amount Authorized	Amount Outstanding
Landry’s Restaurants, Inc.	Common Stock, $.01 par value	60,000,000	18,263,348
	Preferred Stock	1,000,000	0
	7.50% Senior Notes due 2014	$400,000,000	$400,000,000

(b) Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The Board of Directors also has the authority to issue preferred stock with such voting rights as it may designate. As of the date of this Application, the Company has not issued any preferred stock.

INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. The Notes will be issued under the Indenture which is attached hereto as Exhibit T3C. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939. Holders of Notes are encouraged to read the entire Indenture since many provisions that will control the rights of a holder of Notes are not described in this analysis. All of the Company’s domestic subsidiaries are considered restricted subsidiaries unless designated as an unrestricted subsidiary pursuant to the terms of the Indenture. Currently, GNL, Corp., GNLV, Corp. Golden Nugget Experience, LLC, Golden Nugget, Inc., Island Hospitality, Inc., Island Entertainment, Inc., Landry’s Gaming, Inc., LCHLN, Inc., LGE, Inc., T-Rex Café—Kansas City, Inc., T-Rex Café—Orlando, Inc., and T-Rex Café, Inc. have been designated as unrestricted subsidiaries.

EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

In the case of an event of default arising from certain events of bankruptcy or insolvency with respect to the Company or any significant subsidiary of the Company or in the payment when due of certain settlement fees and expenses, all outstanding Notes will become due and payable immediately without further action or notice. If any other event of default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Company specifying the respective event of default.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power.

Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, or interest on, any Note or a Default or Event of Default in complying with Section 5.01 of the Indenture, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interest of Holders. This is in lieu of the proviso to Section 315(b) of the Trust Indenture Act and such proviso to Section 315(b) of the Trust Indenture Act is hereby expressly excluded from the Indenture and the Notes, as permitted by the Trust Indenture Act. The Trustee shall not be deemed to have knowledge of a Default or an Event of Default hereunder unless an officer of the Trustee with direct responsibility for the administration of the Indenture has actual knowledge thereof, or unless written notice of any event which is a Default or an Event of Default is received by the Trustee and such notice references the Notes or the Indenture.

Each of the following is an event of default:

(1)	default for 30 days in the payment when due of interest on the Notes;

(2)	default in payment when due (or repurchase at the option of the holder) of the principal of, or premium, if any, on the Notes;

(3)	failure by the Company or any of its restricted subsidiaries to comply with the provisions regarding repurchase upon a change of control, asset sales or merger, consolidation or sale of assets;

(4)	failure by the Company or any of its restricted subsidiaries for 30 days after written notice by the Trustee or holders representing 25% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in the Indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its restricted subsidiaries if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness at final maturity thereof; or

(b)	results in the acceleration of such Indebtedness prior to its final maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a similar default aggregates $10.0 million or more;

(6)	failure by the Company or any of its restricted subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7)	any subsidiary guarantee of a significant subsidiary shall be held in any judicial proceeding to be unenforceable or invalid, or shall cease for any reason to be in full force and effect, or any subsidiary guarantor that is a significant subsidiary shall deny or disaffirm its obligations under its subsidiary guarantee;

(8)	certain events of bankruptcy or insolvency with respect to the Company or any significant subsidiary of the Company; and

(9)	default in the payment when due of certain settlement fees and expenses.

AUTHENTICATION AND DELIVERY OF THE NOTES; APPLICATION OF PROCEEDS.

Two officers of the Company must sign the Notes for the Company, by manual or facsimile signature. If an officer of the Company whose signature is on a Note no longer holds that office at the time such Note is authenticated such Note will be valid nevertheless.

A Note will not be valid until authenticated by the manual or facsimile signature of the Trustee. The signature of the Trustee will be conclusive evidence that a Note has been authenticated in accordance with the terms of the Indenture. The Trustee, upon a written order of the Company signed by two officers of the Company (an “Authentication Order”), must authenticate and deliver Notes for original issue in an aggregate principal amount specified in such order. Such Authentication Order must specify the amount of the Notes to be authenticated and the date on which the original issue of Notes is to be authenticated. The aggregate principal amount of Notes which may be authenticated and delivered under the Indenture is unlimited.

The Notes will be issued in the form of one or more fully registered global certificates (the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

The Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. Except in the limited circumstances, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.

There will be no proceeds (and therefore no application of proceeds) from the issuance of the Notes because the Notes will be issued in exchange for Old Notes. Accordingly, no provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the Notes.

RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

The Notes are not secured by any assets of the Company.

SATISFACTION AND DISCHARGE; DEFEASANCE

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the subsidiary guarantors discharged with respect to their subsidiary guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and additional interest, if any, on such Notes when such payments are due from the trust referred to below;

(2)	the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the subsidiary guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the subsidiary guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a default or event of default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) will no longer constitute an event of default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable government securities, or a combination thereof, in such amounts as will be sufficient to pay the principal of and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)	defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)

in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)

no default or event of default shall have occurred and be continuing either: (a) on the date of such deposit; or (b) insofar as events of default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)	the Company must have delivered to the Trustee an opinion of counsel to the effect that, (1) the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or any applicable state bankruptcy, insolvency, reorganization or similar state law affecting creditors and (2) the creation of the defeasance trust does not violate the Investment Company Act of 1940;

(7)	the Company must deliver to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;

(8)	if the Notes are to be redeemed prior to their stated maturity, the Company must deliver to the Trustee irrevocable instructions to redeem all of the Notes on the specified redemption date; and

(9)	the Company must deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1)	either:

(a)	all Notes that have been authenticated have been delivered to the Trustee for cancellation; or

(b)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company or any subsidiary guarantor has irrevocably deposited or caused to be deposited with the Trustee, as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable government securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal and accrued interest to the date of maturity or redemption;

(2)	no default or event of default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any subsidiary guarantor is a party or by which the Company or any subsidiary guarantor is bound;

(3)	the Company has paid or caused to be paid all sums payable by it under the Indenture; and

(4)	the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

The Company must deliver to the Trustee, within 90 days after the end of each fiscal year, an officers’ certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such officer signing such certificate, that to the best of his or her knowledge,

•

the Company has fulfilled its obligations under the Indenture and is not in default in the performance or observance of any of the terms of the Indenture, or describing all such defaults or events of default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto, and

•

no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

In addition, the year-end financial statements delivered by the Company must be accompanied by a written statement of the Company’s independent public accountants that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any of its covenants under Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof.

The Company must deliver to the Trustee, forthwith upon any officer becoming aware of any default or event of default, an officers’ certificate specifying such default or event of default and what action the Company is taking or proposes to take with respect thereto.

Upon any request or application by the Company or any subsidiary guarantor to the Trustee to take any action under the Indenture, the Company must furnish to the Trustee, at the request of the Trustee:

•	an officers’ certificate stating that, in the opinion of the signers, the conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with; and

•	an opinion of counsel stating that, in the opinion of such counsel, such conditions precedent have been complied with and such other opinions as the Trustee may reasonably require.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture must include:

•	a statement that each person making such certificate or opinion has read such covenant or condition;

•	a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

•

a statement that, in the opinion of each such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

•	a statement as to whether or not, in the opinion of each such person, such covenant or condition has been complied with.

9. OTHER OBLIGORS.

The Company’s payment and performance obligations under the Notes will be unconditionally and irrevocably guaranteed by each of the following subsidiary guarantors:

C.A. MUER CORPORATION

CAPT. CRAB’S TAKE-AWAY OF 79TH STREET, INC.

CHLN, INC.

CHLN—MARYLAND, INC.

CRAB HOUSE, INC.

CRYO REALTY, CORP.

FSI DEVCO, INC.

FSI RESTAURANT DEVELOPMENT, LTD.

HOSPITALITY HEADQUARTERS, INC.

HOUSTON AQUARIUM, INC.

INN AT THE BALLPARK CATERING, INC.

LANDRY’S CRAB SHACK, INC.

LANDRY’S DEVELOPMENT, INC.

LANDRY’S DOWNTOWN AQUARIUM, INC.

LANDRY’S G.P., INC.

LANDRY’S HARLOWS, INC.

LANDRY’S LIMITED, INC.

LANDRY’S MANAGEMENT, L.P.

LANDRY’S NEW YORK GROTTO DEVELOPMENT CORP. 2005, INC.

LANDRY’S PESCE, INC.

LANDRY’S SEAFOOD HOUSE—ALABAMA, INC.

LANDRY’S SEAFOOD HOUSE—ARLINGTON, INC.

LANDRY’S SEAFOOD HOUSE—BILOXI, INC.

LANDRY’S SEAFOOD HOUSE—COLORADO, INC.

LANDRY’S SEAFOOD HOUSE—FLORIDA, INC.

LANDRY’S SEAFOOD HOUSE—LAFAYETTE, INC.

LANDRY’S SEAFOOD HOUSE—MEMPHIS, INC.

LANDRY’S SEAFOOD HOUSE—MINNESOTA, INC.

LANDRY’S SEAFOOD HOUSE—MISSOURI, INC.

LANDRY’S SEAFOOD HOUSE—NEVADA, INC.

LANDRY’S SEAFOOD HOUSE—NEW MEXICO, INC.

LANDRY’S SEAFOOD HOUSE—NEW ORLEANS, INC.

LANDRY’S SEAFOOD HOUSE—NORTH CAROLINA, INC.

LANDRY’S SEAFOOD HOUSE—OHIO, INC.

LANDRY’S SEAFOOD HOUSE—SAN LUIS, INC.

LANDRY’S SEAFOOD HOUSE—SOUTH CAROLINA, INC.

LANDRY’S SEAFOOD INN & OYSTER BAR, INC.

LANDRY’S SEAFOOD INN & OYSTER BAR II, INC.

LANDRY’S SEAFOOD INN & OYSTER BAR—GALVESTON, INC.

LANDRY’S SEAFOOD INN & OYSTER BAR—KEMAH, INC.

LANDRY’S SEAFOOD INN & OYSTER BAR—SAN ANTONIO, INC.

LANDRY’S SEAFOOD INN & OYSTER BAR—SUGAR CREEK, INC.

LANDRY’S SEAFOOD KEMAH, INC.

LANDRY’S SEAFOOD & STEAK HOUSE—CORPUS CHRISTI, INC.

LANDRY’S TRADEMARK, INC.

LCH ACQUISITION, INC.

LSRI HOLDINGS, INC.

MARINA ACQUISITION CORPORATION OF FLORIDA, INC.

NEVADA AQUARIUM, INC.

OCEAN BLUE INDUSTRIES, INC.

RAINFOREST CAFE, INC.

RAINFOREST CAFE, INC.—BALTIMORE COUNTY

RAINFOREST CAFE, INC.—CHA CHA

RAINFOREST CAFE, INC.—KANSAS

RAINFOREST TRADEMARK, INC.

SALTGRASS, INC.

SEAFOOD HOLDING SUPPLY, INC.

SUMMIT AIRCRAFT SERVICES, INC.

SUMMIT ONE NETWORK, INC.

SUMMIT SEAFOOD SUPPLY, INC.

SUMMIT SUPPLY, INC.

WEST END SEAFOOD, INC.

WILLIE G’S GALVESTON, INC.

WILLIE G’S POST OAK, INC.

WSI FISH LIMITED

The mailing address for each subsidiary guarantor is 1510 West Loop South, Houston, Texas 77027.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(1) Pages numbered 1 to 13, consecutively.

(2) The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, as trustee, under the Indenture to be qualified.

(3) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit T3A.1	Certificate of Incorporation of Landry’s Seafood Restaurants, Inc., as amended (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement of Form S-1, filed on July 2, 1993, File No. 33-65498).

Exhibit T3A.2	Amendment to Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement of Form S-1, filed on July 2, 1993, File No. 33-65498).

Exhibit T3A.3	Certificate of Amendment to Certificate of Incorporation (incorporated by reference to Exhibit 3.3 of the Company’s Form 10-K for the year ended December 31, 2004, File No. 000-22150)

Exhibit T3B.1	Bylaws of Landry’s Restaurants, Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement of Form S-1, filed on July 2, 1993, File No. 33-65498).

Exhibit T3B.2	Amendment to Bylaws (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2004, File No. 001-15531).

Exhibit T3C	Indenture among Landry’s Restaurants Inc., the subsidiary guarantors and U.S. Bank National Association, as trustee, for 9.50% Senior Notes due 2014.

Exhibit T3D	Not applicable.

Exhibit T3E.1	Confidential Offering Memorandum dated September 24, 2007

Exhibit T3E.2	Form of Letter of Transmittal.

Exhibit T3E.3	Form of Letter to Brokers, Dealers and Commercial Banks.

Exhibit T3E.4	Form of Letter to Clients.

Exhibit T3E.5	Form of Notice of Guaranteed Delivery

Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of U.S. Bank National Association as trustee, under the Indenture to be qualified.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Landry’s Restaurants, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on the 24th day of September, 2007.

LANDRY’S RESTAURANTS, INC.

By:	/s/ Tilman J. Fertitta
Name:	Tilman J. Fertitta
Title:	President & CEO

Attest:

/s/ Steven L. Scheinthal
Name:	Steven L. Scheinthal
Title:	Secretary